Effective at the close of business on May 18, 2007, t he Fund acquired the net assets of Atlas Dual
Focus Fund in a tax-free exchange for Class A shares of the Fund. Shares were issued to shareholders of Atlas Dual Focus Fund at an exchange ratio of 0.70 for Class A shares of the Fund. On the same date, the Fund also acquired the net assets of Atlas Value Fund in a tax-free exchange for Class A shares of the Fund. Shares were issued to shareholders of Atlas Value Fund at an exchange ratio of 0.70 for Class A shares of the Fund. The aggregate net assets of the Fund immediately prior to the acquisitions were $638,076,973.

The value of net assets acquired, unrealized appreciation acquired and number of shares issued were as follows:
Value of Net Unrealized Number of
Acquired Fund Assets Acquired Appreciation Shares Issued
Atlas Dual Focus Fund $ 60,185,843 $10,717,156 3,100,185 Class A
Atlas Value Fund 114,193,868 22,194,802 5,882,151 Class A
The aggregate net assets of the Fund immediately after these acquisitions were $812,456,684.

Effective at the close of business on June 23, 2006 , the Fund acquired the net assets of Evergreen
Strategic Value Fund ("Strategic Value Fund") in a tax-free exchange for Class A, Class B, Class
C and Class I shares of the Fund. Shares were issued to Class A, Class B, Class C, Class I and Class
IS shareholders of Strategic Value Fund at an exchange ratio of 1.30, 1.30, 1.30, 1.31 and 1.30 for Class A, Class B, Class C, Class I and Class A shares
, respectively, of the Fund. The acquired net assets consisted primarily of portfolio securities with unrealized appreciation of $34,714,807.
The aggregate net assets of the Fund and Strategic Value
Fund immediately prior to the acquisition were $226,684,974 and $444,280,452, respectively.
The aggregate net assets of the Fund
immediately after the acquisition were $670,965,426.